Teekay LNG Partners L.P.

4th Floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton HM 08, Bermuda

Telephone: (441) 298-2530

Fax: (441) 292-3931

May 21, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Teekay LNG Partners L.P.
Registration Statement on Form F-3
Filed May 18, 2020
File No. 333-238331

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Teekay LNG Partners L.P. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on May 26, 2020, or as soon thereafter as practicable.

[Signature page follows]

Teekay LNG Partners L.P.

4th Floor, Belvedere Building ● 69 Pitts Bay Road ● Hamilton, Bermuda ● HM 08

tel: +1 441 298 2530 ● fax: +1 441 292 3931 ● www.teekay.com

Very truly yours,

TEEKAY LNG PARTNERS L.P.

By: Teekay GP L.L.C., its General Partner

By:	/s/ Anne Liversedge
Name:	Anne Liversedge
Title:	Corporate Secretary

Teekay LNG Partners L.P.

4th Floor, Belvedere Building ● 69 Pitts Bay Road ● Hamilton, Bermuda ● HM 08

tel: +1 441 298 2530 ● fax: +1 441 292 3931 ● www.teekay.com